Filed by Coincheck Group B.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thunder Bridge Capital Partners IV, Inc.

(Commission File No.: 001-40555)

Date: October 28, 2022

Financial Results for 2 Q of Fiscal Year Ending March 31, 2023 October 28, 2022 Monex Group TSE Prime : 8698

Ⅰ . Highlights 1

Highlight Focus areas of each major subsidiary Crypto Asset Segment Planning NASDAQ listing with De - SPAC transaction Global expansion strategy 2

Financial interest impact and advertising expenses 3 Advertising expense 1Q of FYE Mar. 31, 2023 → 2Q of FYE Mar. 31, 2023 Crypto asset \ 591M → \ 382M Advertising expenses Each subsidiary actively uses advertising and promotion to expand its customer base but began controlling the amount of expense and its way of use in response to market conditions. 991 1,084 2,768 2,504 3,027 4,952 3,637 3,024 1,858 0 1,000 2,000 3,000 4,000 5,000 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q FYE Mar.31, 2021 FYE Mar.31, 2022 FYE Mar.31, 2023 Quarterly advertising expense in each segment Japan US Crypto asset Others (JPY Million)

Growth Strategy of Coincheck (Crypto Asset Segment)

MONEX GROUP

Coincheck Group (CCG)*1 is proceeding with listing procedures.

- After the proposed business combination with Nasdaq-listed SPAC, Thunder Bridge Capital Partners IV, Inc. (THCP), CCG is planned to go public on Nasdaq. (Termination date of Business Combination Agreement*2 is Jul. 2, 2023)
- In addition to crypto asset exchanges, Coincheck has expanded its business areas to include NFTs, Metaverse, and Web3, while keeping fixed costs low and controlling advertising expenses in response to market conditions.
- Working together with THCP, CCG aims to expand its crypto asset business by gaining exposure to global investors, accessing the U.S. capital markets, and recruiting global talent to realize its growth strategy.

*1 Coincheck Group will be the holding company for Coincheck, Inc.
*2 Business Combination Agreement：https://www.monexgroup.jp/en/news_release/irnews/auto_20220309503075/pdfFile.pdf

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Ⅱ . Consolidated Performance 5

Highlights 2Q of FYE Mar. 2023 (3 months) 6 Japan US Crypto Asset Asia Pacific Investment * Segment profit/loss = Pre - tax profit/loss. The same hereinafter . Challenging crypto asset market environment affected trading volume and segment loss was \ 0.4B .

QoQ Comparison (3 months) Segment Performance 7 (JPY million) Crypto Asset 2023/3 1Q 2023/3 2Q Total operating revenue after deducting financial expenses and cost of sales 3,162 1,563 SG&A 2,682 1,890 Advertisement Expenses 591 382 The amount equivalent to operating income 479 - 328 Other income / expenses (net) - 64 - 63 Quarterly profit before income Taxes 415 - 391 Quarterly profit attributable to owners of the Company 268 - 207 EBITDA 591 - 220 Note See P19 “total operating revenue after deducting financial expenses” for more details See P20 “SG&A” for more details

QoQ Comparison (3 months) Analysis: Operating Revenue Crypto: Total revenue decreased driven by reduction in net trading income as trading volumes were affected by challenged crypto market. Quarterly total operating revenue after deducting financial expenses and cost of sales - 50.6% （ - 1,599 ） * Figures in parentheses indicate the variance from the previous quarter (JPY million) ■ Others ( - 492) ■ Net trading income ( - 1,107) * * Trading value at marketplace 1Q of FYE Mar. 31, 2023 \ 64.0B 2Q of FYE Mar. 31, 2023 \ 35.2B 8 ■ Total operating revenue after deducting financial expenses and cost of sales (JPY million) 7,074 4,447 2,451 2,343 1,237 621 580 708 818 326 7,695 5,027 3,160 3,162 1,563 0 5,000 10,000 2022/3 2Q 2022/3 3Q 2022/3 4Q 2023/3 1Q 2023/3 2Q 0 1

QoQ Comparison (3 months) Analysis: SG&A Crypto: Total SG&A expenses decreased QoQ due to responsible management of advertising resources in response to current market conditions. SG&A Total - 29.5 ％ ( - 792 ) * Professional fees related De - SPAC \ 560 → \ 167 ■ Others ( - 484 ) * ■ Advertising expenses ( - 209) ■ Communication, freight and information expenses (+28) ■ Commissions paid ( - 11) ■ Compensation and benefits ( - 59 ) ■ System related expenses ( - 57) * Figures in parentheses indicate the variance from the previous quarter (JPY million) 9 288 294 466 367 310 479 582 2,018 571 512 169 214 102 113 102 135 171 183 204 231 1,259 1,992 1,053 591 382 604 657 491 837 353 2,934 3,910 4,313 2,682 1,890 0 1,000 2,000 3,000 4,000 5,000 2022/3 2Q 2022/3 3Q 2022/3 4Q 2023/3 1Q 2023/3 2Q ■ SG&A (JPY million) 0

YoY Comparison (6 months) Segment Performance 10 (JPY million) Crypto Asset 2022/3 2Q 2023/3 2Q Total operating revenue after deducting financial expenses and cost of sales 20,434 4,724 SG&A 6,686 4,572 Advertisement Expenses 2,700 973 The amount equivalent to operating income 13,748 152 Other income / expenses (net) 79 - 127 Quarterly Profit before income Taxes 13,826 25 Quarterly Profit attributable to owners of the Company 9,489 60 EBITDA 13,945 371 Note See P 27 “total operating revenue after deducting financial expenses” for more details See P28 “SG&A” for more details

YoY Comparison (6 months) Analysis: Operating Revenue Crypto: Significant decrease in net trading income due to the decline in crypto asset values, resulting in lower trading volumes. * (JPY million) ■ Others ( - 44) ■ Net trading income ( - 15,666 ) * Total operating revenue after deducting financial expenses and cost of sales - 76.9% （ - 15,710) * Figures in parentheses indicate the variance from the previous year (JPY million) [reflects comparison of results for 6 months ended Sep. 30 YoY] Trading value at marketplace 2Q of FYE Mar. 31, 2022 \ 387.2B 2Q of FYE Mar. 31, 2023 \ 99.2B 11 ■ Total operating revenue after deducting financial expenses and cost of sales 19,246 3,580 1,188 1,144 20,434 4,724 0 5,000 10,000 15,000 20,000 25,000 2022/3 2Q 2023/3 2Q 0 1

YoY Comparison (6 months) Analysis: SG&A Crypto: Advertising expenses have decreased by over 60% through responsible management of advertising resources in response to current market conditions. SG&A Total - 31.6 ％ ( - 2,114 ) ■ Others ( - 257 ) * ■ Advertising expenses ( - 1,728) ■ Communication, freight and information expenses (+162) ■ Commissions paid ( - 223) ■ Compensation and benefits ( - 179) ■ System related expenses (+112) * Figures in parentheses indicate the variance from the previous year (JPY million) [reflects comparison of results for 6 months ended Sep. 30 YoY] 12 * Others includes professional fees related to De - SPAC \ 727M for 1Q - 2Q of FYE Mar. 31, 2023. 565 676 1,261 1,083 439 215 273 435 2,700 973 1,448 1,190 6,686 4,572 0 2,000 4,000 6,000 8,000 2022/3 2Q 2023/3 2Q (JPY million) ■ SG&A 0 1

Ⅲ . Business Update 13

Business Update Crypto Asset Segment 1/5 14 Coincheck has maintained its leading position by steadily acquiring users despite the sluggish crypto asset market. No.1 domestic market share for three consecutive years (by app DLs) *1 5.33M DLs (+133K QoQ ) No.1 position in Japan *1 Among Japanese crypto asset exchange apps. Term: 2019 - 2022 . Data source: AppTweak *2 Monthly crypto asset trading status table of JVCEA. As of Aug. 31, 2022. Data source: https://jvcea.or.jp/about/statistics/ * 3 Coincheck is also No. 1 in Japan in terms of market value of cash trading of bitcoin in Sep. 2022 f or the third consecutive month, according to "Monthly Trading Volume in Japan" at https:// jpbitcoin.com/market/volume *4 In the "Quality Rating (Mail Contact)" of the HDI Rating Benchmark organized by HDI - Japan. 27% *2 of domestic market share by number of verified accounts 1.75M accounts (+44K QoQ) Number of tokens supported by Coincheck trading platform 18 coins (+1 coin QoQ ) Market value of cash trading of Bitcoin (Jul. – Aug. 2022) No. 1 in Japan for two *3 consecutive months First and only three - star rating for customer support in the crypto exchange *4 ★★★ (highest) Coincheck retains its No.1 position in Japan continuing to operate in a highly responsible and compliant nature. 0 1 2 3 4

Business Update Crypto Asset Segment 2/5 15 NFT business revenue for the quarter was \ 160M due to headwinds in the NFT market. Revenue model 1. From primary market Coincheck purchases NFTs from IP holders and sells them on the platform. (BtoC) 2. From secondary market Revenue from user - to - user transactions. (CtoC) (JPY Million ) NFT businesses * NFT sales profit = sales revenue - cost of sales. (Includes revenues and expenses from Sharely, a virtual shareholder meeting service.) Graph does not include secondary market revenues. Coincheck NFT ( β version ): Features and Strengths - Leveraging the customer base of Coincheck, a crypto asset trading platform. - Offering the globally popular NFTs. e.g.) LAND from “The Sandbox,” Otherdeed from “Otherside” - 17 crypto currencies acceptable in payment. 0% 10% 20% 0 100 200 300 400 500 600 2Q 3Q 4Q 1Q 2Q FYE Mar. 31, 2022 FYE Mar. 31, 2023 NFT Sales profit* Percentage of NFT sales profit in revenue (right)01

Business Update Crypto Asset Segment 3/5

MONEX GROUP

Business Update Crypto Asset Segment 3/5

Coincheck intends to create and expand its digital economic sphere with an eye on Web3.

Metaverse/Web3

Oasis TOKYO・Oasis KYOTO・Oasis MARS

- Kenji Kohashi was appointed creative director of "Oasis TOKYO."
- Pre-opening of "Oasis KYOTO“ in Sep. 2022.
- Strengthened strategic partnership with Animoca Brands. It will be responsible for intellectual property (IP) and content development as a blockchain gaming producer, while Coincheck will take the role of distribution and community development in the Japanese market.
- Collaborated with attractive creators and artists to create revenue opportunities (sales of proprietary NFTs, tenant fees for land in the metaverse, etc.) while growing the Coincheck NFT (β version) user base.

Oasis TOKYO @The Sandbox


OASIS
TOKYO
IN THE SANDBOX
ようこそ

Oasis KYOTO @Decentraland


Oasis
KYOTO
in decentraland

Oasis MARS @Otherside


Oasis
MARS

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Business Update Crypto Asset Segment 4/5

MONEX GROUP

Through Coincheck Labs, Coincheck supports startups related to crypto assets and NFTs that are leading the adoption of Web3.

Coincheck Labs

Coincheck Labs

Coincheck Labs helps the blockchain and Web3 ecosystem in Japan thrive by supporting entrepreneurs, start-ups, and their communities who are focused on developing crypto asset-native and NFT-native products. Covering all products from Layer 1s (the underlying architecture of blockchain) to applications, Coincheck Labs offers three stages of support including incubation, research, and investment.

Investment record

STAKE TECHNOLOGIES PTE. LTD.
STAKE TECHNOLOGIES PTE. LTD. is developing Astar Network, a public blockchain from Japan. The Astar Network was selected as one of the connection points in the first parachain auction of Polkadot ecosystem, which aims to interconnect different blockchains for the foundation of Web3, and became the third blockchain in the world to be connected to Polkadot.

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Business Update Crypto Asset Segment 5/5

MONEX GROUP

Coincheck has identified numerous large growth opportunities that can be pursued organically and accelerated through M&A or partnerships.

Deepen Existing Offerings

Marketplace / IEO
Continue to grow customer base and revenue to retain #1 market share position, build on first-of-its-kind IEO launch, and expand supported token coverage

NFTs
Build the leading NFT platform in Japan by partnering with content creators and gaming companies

Web3
Build new services supporting the Coincheck digital asset ecosystem both organically and through M&A

Institutional
Capture nascent and growing institutional interest, capitalizing on Coincheck's trusted brand name in the crypto space

Broaden Digital Asset Solutions

Financial services adjacencies
Explore new financial service businesses that will appeal to the young Coincheck customer base, such as payments and commerce enablement

On-ramp services
Provide on-ramp services between fiat, crypto, other digital assets, and various user applications

International
Add talent and capabilities in crypto-friendly geographies, including in Asia and across the world, and launch internationally (HoldCo structure)

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Appendix: Group Overview 19

Appendix: Highlights 2Q of FYE Mar. 2023 (3 months) 2/3 20 Crypto Asset ◆ Total operating revenue after deducting financial expenses and cost of sales, and Segment profit (JPY Million) 7,695 5,027 3,160 3,162 1,563 4,831 1,116 - 1,072 415 - 391 -10,000 0 10,000 2022/3 2Q 2022/3 3Q 2022/3 4Q 2023/3 1Q 2023/3 2Q US (JPY Million) 5,464 6,062 6,325 6,918 8,912 - 1,502 - 2,121 - 1,750 - 1,972 - 1,101 -4,000 -2,000 0 2,000 4,000 6,000 8,000 10,000 2022/3 2Q 2022/3 3Q 2022/3 4Q 2023/3 1Q 2023/3 2Q Total operating revenue after deducting financial expenses and cost of sales Segment profit (Quarterly profit before income taxes)

■ Coincheck, Inc. (Tokyo, Japan) Crypto asset Exchange/Marketplace agency • President: Satoshi Hasuo • Founded in 2012, joined Monex Group in Apr. 2018 • Cryptocurrencies available: Bitcoin (BTC), Ethereum (ETH), Ethereum Classic (ETC), Ripple (XRP), NEM (XEM), etc. • # of verified users: 1.75 million • Customer assets held in custody: JPY 279.6 billion The numbers above are as of Sep 30, 2022 Overview of Monex Group and Main Subsidiaries 21

Group Overview of the Group Listed Holding Company Coincheck, Inc. Offering Coincheck, a crypto asset exchange Crypto Asset Exchange Agency 22 © Monex Group, Inc. [ Crypto Asset Segment ] (As of Sep 30, 2022)

Group Overview - Revenues, Costs, and Employees

MONEX GROUP

Five Segments Contribution in FYE Mar. 2022

Total operating revenue after deducting financial expenses


34%
\83.6B

Selling, general and administrative expenses


20%
\68.6B

- Japan Segment
- US Segment
- Crypto Asset Segment
- Asia Pacific Segment
- Investment Segment

* Refer to the databook for FYE Mar 2022

Number of Accounts


40%
4.0M
Accounts

Number of Employees


14%
1,480

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Appendix: Valuation in Fair Value of Monex Group Data for the valuation of fair value based on the Sum - of - the - Parts method Calculated by adding up the fair value of the subsidiaries using the sum - of - the - parts method. Target subsidiaries are Monex, Inc., Coincheck, TradeStation Group, Monex Asset Management, Monex Ventures and Monex Boom Securities HK. 24 *1 Includes management fee to the company *2 Asset under management *3 The above figures for Coincheck Group do not take into account the redemption request by the SPAC shareholders. For details, please refer to our previous press releases . Coincheck Group *3 Pre - Money Equity Valuation: US$1.25B (appx \ 153.2B) Cash amount held in trust by SPAC : US$237M (appx \ 29.6B as of Sep 30 2021) Holding ratio as of the closing (planned) : The Company approx. 72.5%, Coincheck other shareholders approx. 9% Equity Value which belongs to the Company as of the closing: US$1.09B (appx \ 136.4B ) Earn - out amount which belongs to the Company : US0.4B (appx \ 55.6B) Rate: JPY \ 125/$

MONEX GROUP

Disclaimer

About Coincheck

Important Information About the Business Combination and Where to Find It

In connection with the proposed business combination in connection with to the business combination agreement among Coincheck, Inc. ("Coincheck"), Coincheck Group B.V. ("CCG"), Thunder Bridge Capital Partners IV, Inc. ("THCP") and others, CCG intends to file a registration statement on Form F-4 that will include a preliminary proxy statement to be distributed to stockholders of THCP in connection with THCP's solicitation of proxies for the vote by its stockholders with respect to the proposed business combination. After the registration statement has been filed and declared effective by the U.S. Securities and Exchange Commission ("SEC"), THCP will mail a definitive proxy statement / prospectus to its stockholders as of the record date established for voting on the proposed business combination and the other proposals regarding the proposed business combination set forth in the proxy statement. CCG or THCP may also file other documents with the SEC regarding the proposed business combination. Before making any investment or voting decision, stockholders and other interested persons are advised to read, when available, the registration statement and preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with THCP's solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about CCG, Coincheck, THCP and the proposed transaction. Stockholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC's website at www.sec.gov, or by directing a request to: Thunder Bridge Capital Partners IV, Inc., 9912 Georgetown Pike, Suite D203, Great Falls, VA 22066.

Participants in the Solicitation

CCG, Coincheck and THCP and their respective directors and officers may be deemed participants in the solicitation of proxies of THCP's stockholders in connection with the proposed business combination. THCP's stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Coincheck and THCP at Coincheck's website at corporate.coincheck.com, or in THCP's registration statement on Form S-1 filed on June 21, 2021, respectively.
Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to THCP's stockholders in connection with the proposed transaction will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus filed with the SEC in connection with the proposed business combination.

Forward-Looking Statement

This presentation includes "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, that reflects the current views with respect to, among other things, the future operations and financial performance of the Company, THCP, Coincheck and CCG. Forward-looking statements may be identified by the use of words such as "forecast," "intend," "seek," "target," "anticipate," "believe," "could," "continue," "expect," "estimate," "may," "plan," "outlook," "future," and "project" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include, but not limited to, estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of the Company, THCP, Coincheck, or CCG after completion of the proposed business combination are based on current expectations that are subject to risks and uncertainties. No assurance can be given that future developments affecting Company, THCP, Coincheck or CCG will be those that are anticipated. Actual results may differ materially from current expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond the control of the Company, CCG, THCP and Coincheck. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement (the "Agreement") and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Agreement due to the failure to obtain approval of the stockholders of THCP or other conditions to closing in the Agreement; (3) the ability to meet Nasdaq's listing standards following the consummation of the transactions contemplated by the Agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Coincheck as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of CCG to grow and manage growth profitably, maintain relationships with customers and business partners and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Coincheck may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by THCP or CCG. The Company cautions that the foregoing list of factors is not exhaustive. The recipient of this material should not place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company, CCG, THCP and Coincheck undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

This material is an English translation of a Japanese announcement made on the date above. Although the Company intended to faithfully translate the Japanese document into English, the accuracy and correctness of this English translation is not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or to solicit an offer to buy securities in the U.S.

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